President and
Executive Director
John M. Brennan
(201) 666-8174

Senior Staff Manager
Susan M. Donegan
(631) 367-3067

BOARD OF
DIRECTORS

Officers
Jack K. Cohen
Chairman of the Board
(914) 245-3129

Eileen T. Lawrence
Executive Vice President
(718) 229-6078

Robert G. Gaglione
Treasurer
(516) 676-0937

Pamela M. Harrison
Secretary &
V.P. Union Relations
(845) 225-6497

Directors
John W. Hyland
(845) 278-9115

Donald R. Kaufmann
(717) 398-2423

John Kolimaga
(215) 694-7708

David J. Simmonds
(732) 636-4847

Thomas M. Steed
(845) 457-9848

Board Member
Emeritus
Louis Miano

Board Member
Emeritus
Robert A. Rehm

Board Member
Emeritus
C. William Jones

March 2016

THIS LETTER IS INTENDED FOR VERIZON SHAREOWNERS ONLY

This letter is for our members who own Verizon stock. If you do not own Verizon stock, please pass this on to anyone you know who owns Verizon stock. Jack Cohen, the Chairman of the Association’s Board, introduced the “Severance Approval Policy” proposal described below.

If you have not received your Verizon proxy info by April 8th, contact your broker or call Computershare Trust Company at 1-800-631-2355. PLEASE DO NOT RETURN PROXY CARDS to the Association of BellTel Retirees.

DEAR FELLOW ASSOCIATION MEMBER:

We urge you to vote FOR Item 8 and AGAINST Item 3 on Verizon’s proxy card for the upcoming Annual Meeting, scheduled to be held May 5th in Albuquerque, New Mexico:

Item 8: Vote FOR the “Severance Approval Policy” for Excessive Golden Parachutes

While we support generous performance-based pay, we believe that requiring shareholder approval of “golden parachute” severance packages with a total cost exceeding 2.99 times an executive’s base salary plus target bonus is a prudent policy that will better align compensation with shareholder interests.

According to the 2016 Proxy Statement (table, page 60), if CEO Lowell McAdam terminates without cause following a change in control, or is terminated without cause at any time, he would receive an estimated $40.2 million in termination payments, more than seven (7) times his 2015 base salary plus target short-term bonus. He would also receive a $40.2 million payout for termination due to disability or death. Even if he voluntarily retires he receives an estimated termination payout of $24.6 million in addition to pension plan accumulations valued at $2.6 million (2016 Proxy, pages 60, 53).

Similarly, CFO Francis Shammo and Executive Vice President Daniel Mead would receive an estimated $13.8 and $15.5 million, respectively, for any involuntary termination without cause following a change in control – more than six (6) times their 2015 base salary plus target short-term bonus (2016 Proxy, pages 47, 60). Shammo and Mead can also receive an estimated payout of $9.3 and $10.5 million, respectively, for termination due to retirement, death or disability.

These termination payments are in addition to compensation that is earned prior to termination, including pension plans, deferred compensation plans, and executive life insurance benefits, which each pay out millions more.

A decade ago, after a shareholder proposal on Golden Parachutes sponsored by our Association received support from 59% of the shares voted, Verizon adopted a policy to seek shareholder approval for severance with a “cash value” in excess of 2.99 times salary plus target bonus. But this left a huge loophole, in our view: The Company policy excludes the value of the accelerated vesting of performance shares (PSUs) and of restricted stock (RSUs), including accrued dividends, from the total cost calculation that would trigger the need for shareholder ratification (2016 Proxy, page 45-46).

Because PSUs and RSUs are not vested or earned prior to termination, they are disclosed as termination payments in the Proxy. If a senior executive terminates after a “change in control,” all outstanding PSUs “will fully vest at the target level performance” (Proxy, page 45). Had the executive not terminated, the PSUs would not vest or be paid until the end of the performance period – up to 3 years later – and would potentially be worthless if performance compared badly to the Related Dow Peer index and free cash flow metrics used by the Board. And since PSUs and RSUs are by far the largest component of compensation, this loophole excludes the majority of severance payouts from the 2.99 times salary plus bonus threshold that triggers the need for shareholder approval.

For example, if CEO McAdam terminated next month after a change in control, the PSU grant for the 2015-2017 performance cycle would vest at the “target” level ($7.6 million as of 12/31/15) regardless of the company’s performance. The RSUs ($4.8 million as of 12/31/15) would also immediately vest, with the payout based on the price of Verizon’s stock at the end of the performance period (Proxy, page 50).

We believe our Company’s severance approval policy should be updated to include the total cost of termination payments, including the estimated value of accelerated vesting of RSUs and PSUs that otherwise would not have been earned or vested until after the executive’s termination.

Item 3: Vote AGAINST Approving the Executive Compensation Package

We urge you to use your “say on pay” to send a message that requiring shareholder approval of windfall severance benefits (Item 8, above) and adopting more challenging pay-for-performance thresholds for Performance Stock Units (PSUs) are reforms needed to align executive pay with shareholder interests.

The case for executive compensation changes at Verizon is compelling in our view:

· Verizon’s Performance Stock Unit program provides significant payouts (32% of target) for below-median performance as low as 25th among the 35-firm Dow Peer index selected by the Board – and even if total shareholder return is negative. Executive officers receive 102% of target for relative total share return (TSR) as low as the 57th percentile (2016 Proxy, page 42).

· Verizon’s nonqualified retirement saving plan continues to offer more generous benefits to senior executives than to rank-and-file managers and employees. For example, CEO

McAdam received $390,500 in company contributions to the nonqualified plan in 2015, plus $83,000 in “above-market earnings” on his nonqualified plan assets. (Compensation Tables, pp. 47-48).

Please Vote Your Proxy Card FOR Item 8 and AGAINST Item 3.

The cost of this letter is being borne entirely by the Association of BellTel Retirees Inc.  This is not a solicitation.  Please do not send your proxy card to the Association.